82-34639

03007490

AGENIX
AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

SEC# 82-5258

27 February 2003

SEC MAIL PROCESSING RECEIVED MAR 1 0 2003 WASH. D.C. 187 SECTION

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours sincerely,

Tarun Raniga
Acting Chief Financial Officer & Company Secretary

dlw 3/20

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

FAX TRANSMISSION

FAXED 27/2/03

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. SECTION 187

To:	**Company Announcements Office** **1 - 300300021**
From:	**Agenix Limited [AGX]**
Subject:	**ASX Announcement**
Date	**27 February 2003**
Pages:	**30 (including this page)**

Please find attached a copy of the press release, Directors' Report for Agenix Limited for the half year ended 31 December 2002 together with Appendix 4B for the half year ended 31 December 2002.

Tarun J. Raniga
Company Secretary

Company Announcement

Agenix records 32% interim profit increase from operations. Cash up $4.4 million

Thursday 27 February 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX] today announced a 32% increase in interim net profit from operations, before adjusting for significant material items.

Interim net profit for the six months to end of December 2002 was $2.6 million, before expensing the $1.7 million research and development investment in ThromboView® and a $480,000 adjustment to the carrying value of the company's investment assets. Total research and development costs of $830,000 for ThromboView® had been capitalised in the previous financial year.

Profit from ordinary activities before income tax for the half-year was $204,000 compared to $1.941 million for the previous corresponding period. Agenix recorded a net increase in cash of $4.4 million, which includes an increase of $1.25 million since the end of the last financial year. Receivables were down $1.75 million over the previous corresponding period.

Consolidated revenue was $18.3 million for the half year, compared to $18.8 million for the previous corresponding period. AGEN Biomedical Ltd, a 100% owned subsidiary which manufactures diagnostic kits, contributed $8.9 million to the revenue result, recording a slight decrease in sales. Product shipments initially expected to occur in December last year were recorded in January and February 2003 due to a delay in registration approval.

Milton Pharmaceuticals, Agenix's other 100% subsidiary, recorded a strong turnaround in profitability. Sales increased by $164,000, or 1.8%. Excluding the sales of the deleted Milton Nappy Sanitiser and Milton Laundry Powder, sales were up 6.8%.

Don Home, Chief Executive Officer of Agenix Limited, said: "AGEN had a solid half year and we are very excited by the progression of our blood clot-imaging project ThromboView® through to the clinical trial stage. Phase I human trials of ThromboView®are scheduled to begin at Brisbane's Q-Pharm facility on March 17. Submissions to the Therapeutic Goods Administration and other preparations remain on track. This will be the first time that a humanised monoclonal antibody will enter a phase I trial in Australia and the first time that ThromboView® will be injected into a human anywhere in the world."

ThromboView® uses radiolabelled antibodies to locate blood clots in the body. Agenix believes that the technology could revolutionise the $US 3 billion annual clot diagnostic imaging market.

"We are continuing to make changes in the company that allow us to focus our efforts and resources where we will have the greatest success. Agenix is now solely located in Brisbane which completes the consolidation of operations that we started in late 2001," Mr Home said. "Milton's turnaround has been very pleasing and we are looking forward to that trend continuing. With a net increase in cash of $4.4 million since this time last year the company is in sound health and well positioned to capatilise on opportunities for growth that we have identified."

For more information contact:
Mr Donald Home
CEO Agenix Limited
Ph: 61 7 3370 6314

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

DIRECTORS' REPORT

FOR THE HALF YEAR ENDED 31 DECEMBER 2002

REVIEW OF OPERATIONS

Profit from ordinary activities before income tax for the half year was $0.204 million compared to $1.941 million for the previous corresponding period.

For the six months ended 31 December 2002, the Directors reviewed the carrying value of the company's investments and provided $0.477 million against these investments.

Up to 30 June 2002, all expenditure incurred on the ThromboView project was capitalised in the accounts. From 1 July 2002, all expenditure on this project was expensed and during the six-month period ended 31 December 2002, total expenditure of $1.732 million was incurred on the ThromboView project (compared to $0.83 million incurred for the previous corresponding period).

The ThromboView project is continuing to meet its critical milestones and is tracking according to original timelines. There have been no technical problems encountered in the project and it is anticipated the project will be completed as planned.

The following shows the achievements of the key timelines on the project:

29 November 2002	Toxicology testing completed
20 December 2002	CTX documentation submitted to TGA

Other important timelines for this project in the near future are:

17 March 2003	First dose in humans

The following table summarises the financial performance for the six months ended 31 December 2002, adjusting for significant / material items:

	Current period ended 31 December 02 $'000	Previous corresponding Period – 31 December 01 $'000
Profit from ordinary activities before tax and adjustment for significant / material items	**2,571**	**1,941**
Percentage increase	**32.5%**	
Deduct significant / material items		
ThromboView expenditure ($0.830 incurred in previous corresponding period and was capitalised)	1,732	-
Provision for carrying value of investments	477	-
Re-structure cost	158	-
Profit from ordinary activities before tax	**204**	**1,941**
Income tax expense	(225)	(281)
Profit (loss) from ordinary activities after tax	**(21)**	**1,660**

The net loss after tax for the half year was $0.021 million compared to a net profit after tax of $1.660 million for the previous corresponding period. The loss after tax was due to a write down in the carrying value of the company's investments and expensing of the expenditure incurred on the ThromboView project as stated above. The provision for the carrying value of the company's investments also resulted in permanent differences in tax expense of $0.143 million.

Group sales for the half year were $18.348 million compared to $18.809 million for the previous corresponding period. This is a decrease of $0.461 million or 2.5%.

Contribution to the group sales were as follows:

	2002 ($'000)	2001 ($'000)
Diagnostic products (Agen)	8,890	9,470
Pharmaceuticals products (Milton)	9,210	9,046
Molecular biological products (Jemaka)	248	293
TOTAL SALES	**$18,348**	**$18,809**

The decrease in Agen's sales during this period resulted from a change in the phasing of veterinary products shipped to Asia due to a delay in registration approval. Sales which were initially expected to occur in December were in fact shipped during January and February 2003.

Agen's trading profit before research and development for the half year was $3.773 million compared to $4.563 million for the previous corresponding period. EBITDAR (earnings before interest, tax, depreciation, amortisation and research and development) was $4.104 million compared to $4.897 million. The decrease in trading profit and EBITDAR is mainly due to sales below previous corresponding period level and increase in overheads in the marketing activities of the Animal Health business of Agen as the company increases its support of Agen's direct sales efforts in Australia.

Milton Pharmaceuticals sales increased by $0.164 million or 1.8% over the previous corresponding period. Excluding the sales of the deleted Milton Nappy Sanitiser and Milton Laundry Powder, sales increased 6.8%, from $7.980 million to $8.524 million. The majority of this increase was generated by the core pharmaceutical business.

Trading profit for the half year was $0.595 million compared to a trading loss of $0.376 for the previous corresponding period. This result was achieved through an increase in margin and reduction in overheads.

SUBSEQUENT EVENTS

Subsequent to the half year ended 31 December 2002, Agenix closed its Sydney office. The Perth office was closed late in 2001. Agenix is now based solely in Brisbane.

DIRECTORS

The names of the directors of Agenix Limited in office during the half year and until the date of this report were:

Ravindran Govindan
Donald Home (appointed 12 December 2002)
Wong Fong Fui
Dr. Katherine Woodthorpe
Mark Carnegie (resigned 11 December 2002)

ROUNDING

The economic entity has applied the relief available to it in ASIC Class Order 98/0100 and accordingly certain amounts in the half year financial report and in this report have been rounded off.

Signed in Brisbane in accordance with a resolution of the Directors dated 24 February 2003.

Dr. Katherine Woodthorpe
Director

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

Agenix Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
58 009 213 754	√		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	~~up~~/down	1.6%	to	18,562
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down		to	(21)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~ /down		to	(21)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: -

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	18,562	18,867
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(18,206)	(16,713)
1.3	Borrowing costs	(152)	(213)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**204**	**1,941**
1.6	Income tax on ordinary activities *(see note 4 and refer to item 19.8)*	(225)	(281)
1.7	**Profit (loss) from ordinary activities after tax**	**(21)**	**1,660**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(21)**	**1,660**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(21)**	**1,660**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(21)**	**1,660**

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS (cents per share)	0.0c	1.1c
1.19	Diluted EPS (cents per share)	0.0c	1.1c

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(21)	1,660
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(21)**	**1,660**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	18,144	18,809
1.24	Interest revenue	214	58
1.25	Other relevant revenue	204	-
		18,562	18,867
1.26	Details of relevant expenses:		
	Cost of goods sold	(9,136)	(8,802)
	Distribution expenses	(540)	(718)
	Marketing expenses	(2,424)	(3,213)
	Occupancy and admin expenses	(2,752)	(2,710)
	Research and development expenses	(2,233)	(679)
	Other exp's from ordinary activities	(644)	(591)
	Material/significant items [note19.2(a)]	(477)	-
		(18,206)	(16,713)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(781)	(586)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(1,819)	(1,980)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(21)	1,660
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(1,840)**	**(320)**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	(14)	-	-	(14)
2.2	Amortisation of other intangibles	(306)	-	-	(306)
2.3	**Total amortisation of intangibles**	(320)	-	-	(320)
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	8,748	7,499	4,363
4.2	Receivables	4,836	6,061	6,581
4.3	Investments	-	-	879
4.4	Inventories	6,031	6,125	7,989
4.5	Tax assets	243	299	313
4.6	Other – Forward exchange receivable	1,842	-	-
	Other – Prepayments and other	896	419	497
4.7	**Total current assets**	**22,596**	**20,403**	**20,622**
	Non-current assets			
4.8	Receivables	270	211	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	850	1,327	942
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	7,987	8,193	8,448
4.15	Intangibles (net)	10,465	10,727	10,449
4.16	Tax assets	2,262	2,262	5,476
4.17	Other – Deferred R&D	2,490	2,490	1,704
	Other – Other	-	-	874
4.18	**Total non-current assets**	**24,324**	**25,210**	**27,893**
4.19	**Total assets**	**46,920**	**45,613**	**48,515**
	Current liabilities			
4.20	Payables	4,406	4,377	5,885
4.21	Interest bearing liabilities	912	954	231
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	546	541	667
4.24	Other – Forward exchange payable	1,762	-	-
	Other – Other	129	50	5
4.25	**Total current liabilities**	**7,755**	**5,922**	**6,788**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	3,032	3,464	4,492
4.28	Tax liabilities	918	920	640
4.29	Provisions exc. tax liabilities	525	600	400
4.30	Other (provide details if material)	15	11	-
4.31	**Total non-current liabilities**	**4,490**	**4,995**	**5,532**
4.32	**Total liabilities**	**12,245**	**10,917**	**12,320**
4.33	**Net assets**	**34,675**	**34,696**	**36,195**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	36,515	36,515	36,515
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(1,840)	(1,819)	(320)
4.37	**Equity attributable to members of the parent entity**	**34,675**	**34,696**	**36,195**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**34,675**	**34,696**	**36,195**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	19,817	19,715
7.2	Payments to suppliers and employees	(17,642)	(17,198)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	133	58
7.6	Interest and other costs of finance paid	(111)	(288)
7.7	Net income taxes received/(paid)	(118)	(201)
7.8	Other (provide details if material)		-
7.9	**Net operating cash flows**	**2,079**	**2,086**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(366)	(552)
7.11	Proceeds from sale of property, plant and equipment	-	230
7.12	Payment for purchases of equity investments	-	(13)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(52)	(54)
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	(830)
7.17	**Net investing cash flows**	**(418)**	**(1,219)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	-
7.19	Proceeds from borrowings	-	4,280
7.20	Repayment of borrowings	(412)	(4,064)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(412)**	**216**
7.24	**Net increase (decrease) in cash held**	1,249	**1,083**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	7,499	3,280
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**8,748**	**4,363**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Leased Assets $100,000 (2001: $nil)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	2,935	2,113
8.2	Deposits at call	5,813	2,250
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**8,748**	**4,363**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	1.1%	10.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	-%	4.6%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Earnings used in calculating basic and diluted earnings per share	$
Weighted average number of ordinary shares used in calculating Basic earnings per share	154,182,440
Effect of dilutive securities:	
Share options	-
Adjusted weighted average number of ordinary shares used in calculating Diluted earnings per share	154,182,440

NTA backing

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security (cents)	15.7c	16.7c

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$-

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	-
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$-

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	-¢	-¢
15.9 Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	-	-
15.11 Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans: -

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

| -
|---|

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total				
17.3 Other material interests PhytoProtein Biotech Pte Ltd	27%	31%	-	-
17.4 Total	27%	31%	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	154,182,440	154,182,440	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Unlisted Options	9,000,000	-	$0.55	30/01/03
	Unlisted Options	250,000	-	$0.40	24/11/04
	Employee Option Plan	3,794,000	-	$0.33	19/07/07
	Employee Option Plan	75,000	-	$0.44	19/07/07
18.8	Issued during current period	-	-		
18.9	Exercised during current period				
18.10	Expired during current period Employee Option Plan	312,000		$0.33	19/07/07

+ See chapter 19 for defined terms.

18.11 Debentures *(description)*	-	-
18.12 Changes during current period (a) Increases through issues	-	-
(b) Decreases through securities matured, converted	-	-
18.13 Unsecured notes *(description)*	-	-
18.14 Changes during current period		
(a) Increases through issues	-	-
(b) Decreases through securities matured, converted	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.*

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

(a) At 31 December 2002, the company made a provision of $477,000 against the carrying value of investments.

(b) For the six months ended 31 December 2002, total expenditure of $1.732m ($0.083m for the previous corresponding period) has been incurred by the company in its lead project ThromboView®. This expenditure incurred for the current period was expensed compared to it being capitalised for the previous corresponding period.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

-

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits on a 'gross up' basis are $527,786.

By applying the 'tax-paid' basis, effective 1 July 2002, the amount is $226,194.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

At 31 December 2002, Agenix has adopted a revised AASB 1012 "Foreign Currency Translation", and have recognised a forward exchange receivable of $1,841,967 and payable of $1,762,425 on the Statement of Financial Position. All gains and losses on these contracts have been deferred. At 31 December 2001 and 30 June 2002, the company had not entered into any forward contracts.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

-

19.8 Income tax reconciliation

Prima facie tax expense at 30%	(61)
Adjust for permanent differences:	
Amortisation of intangibles and re-valued assets	(134)
Investment provision not tax effected	(143)
Research and development uplift	130
Other miscellaneous non-deductible expenses	(17)
Total permanent differences from operations	(164)
Tax expense per line 1.6	(225)

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	-
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	-

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: K Wood Thorpe .... Date: 24/02/03
(Director/Company Secretary)

Print name: DR. KATHERINE WOODTHORPE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

+ See chapter 19 for defined terms.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that

increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

+ See chapter 19 for defined terms.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

SEGMENT INFORMATION – PRIMARY SEGMENT

The industry segments below derive revenue from the following products and operations:

(i) Medical diagnostics
Development, manufacture and sale of human and veterinary diagnostic tests.

(ii) Pharmaceuticals
Manufacture and sale of pharmaceutical products

(iii) Molecular Biology
Manufacture and sale of biomedical products

Business segments	**Medical Diagnostics**		**Pharmaceuticals**		**Molecular Biology**		**Elimination**		**Consolidated**	
	31 Dec 2002 $'000	**31 Dec 2001 $'000**	**31 Dec 2002 $'000**	**31 Dec 2001 $'000**	**31 Dec 2002 $'000**	**31 Dec 2001 $'000**	**31 Dec 2002 $'000**	**31 Dec 2001 $'000**	**31 Dec 2002 $'000**	**31 Dec 2001 $'000**
REVENUE										
Segment revenue	8,686	9,470	9,210	9,046	248	292	-	-	18,144	18,808
Unallocated revenue									418	-
Total consolidated revenue									18,562	18,808
RESULTS										
Segment result	1,569	3,884	456	(591)	92	73	-	-	2,117	3,366
Unallocated expenses									(1,913)	-
Consolidated entity profit from ordinary activities before income tax									204	3,366
Income tax (expense)/benefit									(225)	(281)
Net profit									(21)	3,085

SEGMENT INFORMATION – PRIMARY SEGMENT (CONT'D)

Business segments	Medical Diagnostics		Pharmaceuticals		Molecular Biology		Eliminations		Consolidated	
	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000
ASSETS										
Segment assets	23,407	23,036	14,095	14,919	170	377	(9,721)	(8,428)	27,951	29,904
Unallocated assets									18,969	15,709
Total consolidated assets									46,920	45,613
LIABILITIES										
Segment liabilities	3,391	2,865	12,601	10,699	100	279	(9,496)	(7,653)	6,596	6,190
Unallocated liabilities									5,649	4,727
Total liabilities									12,245	10,917
OTHER SEGMENT INFORMATION										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	169	337	136	121	-	-	61	15	366	473
Depreciation	283	294	304	296	1	1	18	6	606	597
Amortisation	84	40	120	120	-	-	291	164	495	324
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-	-	-	-	-	-

SEGMENT INFORMATION – SECONDARY SEGMENT

Geographical segments	North America		Europe		Asia Pacific		Australia and New Zealand		Consolidated	
	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	31 Dec 2001 $'000
Segment revenue	3,484	4,565	2,162	2,146	1,256	1,002	11,242	11,095	18,144	18,808
Segment assets	-	-	-	-	-	-	46,920	45,613	46,920	45,613
Other segment information										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	366	473	366	473

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Agenix Limited, I state that:

In the opinion of the Directors:

1. the financial statements and notes of the consolidated entity:

    (a) give a true and fair view of the financial position as at 31 December 2002 and the performance for the half year ended on that date of the consolidated entity; and

    (b) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Dr. Katherine Woodthorpe
Director

Dated this 24 February 2003

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

INDEPENDENT REVIEW REPORT

To the members of Agenix Limited

Scope

We have reviewed the financial report of Agenix Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 1 to 16 and the Directors' Declaration for the half-year ended 31 December 2002, but excluding the compliance statement (page 17).

The financial report includes the consolidated financial statements of the consolidated entity comprising Agenix Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company/disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Agenix Limited is not in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Ernst & Young

G M Browning
Brisbane
24 February 2003